

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Christopher Miglino
Principal Executive Officer
Force Protection Video Equipment Corp.
2629 Townsgate Road, Suite 215
Westlake Village, CA 91361

> **Re: Force Protection Video Equipment Corp.**
> **Registration Statement on Form S-1**
> **Filed July 23, 2021**
> **File No. 333-258154**

Dear Mr. Miglino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services